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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)



                        PAINEWEBBER R&D PARTNERS II, L.P.
                        ---------------------------------
                            (Name of subject company)


                              PHARMAINVEST, L.L.C.
                        PHARMACEUTICAL ROYALTIES, L.L.C.
                     PHARMACEUTICAL ROYALTY INVESTMENTS LTD.
                         PHARMACEUTICAL PARTNERS, L.L.C.
                         -------------------------------
                                    (Bidders)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                      -------------------------------------
                         (Title of class of securities)

                                   695922 20 3
                                   -----------
                                  (CUSIP Number)




                          PABLO LEGORRETA, DAVE MADDEN
                              PHARMAINVEST, L.L.C.
                           70 E. 55th St., 23rd Floor
                               New York, NY 10022
                                 (800) 600-1450
                                 --------------



                                   COPIES TO:
                             F. GEORGE DAVITT, ESQ.
                         TESTA, HURWITZ & THIBEAULT, LLP
                                HIGH STREET TOWER
                                 125 HIGH STREET
                                BOSTON, MA 02110


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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed by PharmaInvest, L.L.C., a Delaware limited liability company (the "Purchaser"), on behalf of Pharmaceutical Royalties, L.L.C., a Delaware limited liability company, and Pharmaceutical Royalty Investments Ltd., a Bermuda company (collectively the "Funds"), and on behalf of Pharmaceutical Partners, L.L.C., a Delaware limited liability company and the sole member of the Purchaser, relating to the offer by Purchaser to purchase outstanding units of limited partnership (the "Units") of PaineWebber R&D Partners II, L.P. (the "Partnership"), a Delaware limited partnership, at $6,000 per Unit, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a) (1) and
(a) (2), respectively (which collectively constitute the "Offer"). Those sections of the Offer amended and supplemented by the Supplement dated March 24, 1999 are hereby incorporated by reference in the Items of the Schedule in which such sections are referred to.

         As of 5:00 p.m. New York City time, on Tuesday, March 23, 1999, approximately 367 Units had been tendered in the Offer.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended as follows:

         (a) (5) Supplement to Offer to Purchase dated March 24, 1999.



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                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 24, 1999

                             PHARMAINVEST, L.L.C.

                              By: /s/ DAVID MADDEN
                                  -----------------------------
                                     Name:    David Madden

                                     Title:   Managing Member of Pharmaceutical
                                              Partners, L.L.C., the Manager


                             PHARMACEUTICAL ROYALTIES, L.L.C.

                              By: /s/ DAVID MADDEN
                                  -----------------------------
                                    Name:    David Madden

                                    Title:   Managing Member of Pharmaceutical
                                             Partners, L.L.C., the Manager


                            PHARMACEUTICAL ROYALTY INVESTMENTS LTD.

                              By: /s/ PABLO LEGORRETA
                                  ------------------------------
                                    Name:    Pablo Legorreta

                                    Title:   Managing Member of Pharmaceutical
                                             Partners, L.L.C., the Manager


                            PHARMACEUTICAL PARTNERS, L.L.C.

                              By: /s/ PABLO LEGORRETA
                                  -------------------------------
                                    Name:    Pablo Legorreta

                                    Title:   Managing Member





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                                  EXHIBIT INDEX




EXHIBIT                  DESCRIPTION
-------                  -----------

(a)(5)                   Supplement to Offer to Purchase dated March 24, 1999




















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